# CMB.TECH & GOLDEN OCEAN PROPOSED MERGER

CMB.TECH

GOLDEN OCEAN



## A Leading Diversified Maritime Group

22 April 2025

# Cautionary Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, Section 27A of the U.S. Securities Act of 1933, as amended, and the U.S. Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements. CMB.TECH NV ("CMB.TECH") and Golden Ocean Group Limited ("Golden Ocean") desire to take advantage of such safe harbor provisions. Forward-looking statements reflect CMB.TECH's and Golden Ocean's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are subject to uncertainty and are not statements of historical facts.

All statements, other than statements of historical facts, that address activities, events or developments that CMB.TECH and/or Golden Ocean expect, project, believe or anticipate will or may occur in the future, including, without limitation, the contemplated transaction pursuant to which Golden Ocean will merge with and into CMB.TECH, may not occur as expected or at all. The delivery of vessels, the outlook for shipping rates of dry bulk, tanker and other sectors of the shipping industry, competitive position, general industry conditions, future operating results of CMB.TECH and/or Golden Ocean, or their vessels, capital expenditures, expansion and growth opportunities, technological or market trends, bank borrowings, financing activities, decarbonisation plans and goals and other such matters, are forward looking statements.

The words "believe", "anticipate", "estimate", "project", "plan", "future", "grow", "leading", "may", "might", "potential", "proposed", "possible", "expect", "intend", "will" and "would" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, as a guarantee, an assurance, a prediction or a definitive statement or fact or probability.

Although CMB.TECH and Golden Ocean believe that their expectations stated in this presentation are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements. Important factors that, in CMB.TECH's and Golden Ocean's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of the anticipated merger to be consummated, the failure of counterparties to fully perform their obligations to CMB.TECH and Golden Ocean, the strength of the world economies and currencies, inflation, general market conditions, including changes in vessel charter hire rates and vessel values, changes in demand for dry bulk cargo vessels, changes in CMB.TECH's and Golden Ocean's vessel operating expenses, including dry docking, crewing and insurance costs, or actions taken by regulatory authorities, ability of customers of CMB.TECH's and Golden Ocean's pools to perform their obligations under charter contracts on a timely basis, potential liability from future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Moreover, new risks may emerge from time to time.

You are cautioned not to place undue reliance on CMB.TECH's and Golden Ocean's forward-looking statements. These forward-looking statements are and will be based upon the respective management's then-current views and assumptions regarding future events and performance and are applicable only as of the dates of such statements. CMB.TECH and Golden Ocean undertake no obligation to publicly update or revise any forward-looking statement contained in this presentation, whether as a result of new information, future events or otherwise, except as required by law In light of the risks, uncertainties and assumptions, the forward-looking events discussed in this presentation might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements. No representation or warranty, express or implied, is given, regarding the accuracy and completeness of any forward looking statements, and none of CMB.TECH, Golden Ocean or their respective directors, officers, employees or advisers accept any liability or responsibility for any loss howsoever arising, directly or indirectly, from use of this presentation or its contents or otherwise arising in connection therewith, except as may follow from mandatory law.

# Disclaimer

**Use of Non-GAAP Financial Measures**

This presentation includes certain non-GAAP financial measures as defined under U.S. Securities and Exchange Commission (the "SEC") rules. These non-GAAP financial measures include and reflect managements' current expectations and beliefs regarding the potential benefits of the proposed merger. CMB.TECH and Golden Ocean believe that the presentation of these non-GAAP measures provides information that is useful to CMB.TECH's and Golden Ocean's shareholders. These non-GAAP measures should be considered in addition to, not as a substitution for, or superior to other measures of financial performance prepared in accordance with GAAP as more fully discussed in CMB.TECH's and Golden Ocean's respective financial statements and filings with the SEC. As used herein, "GAAP" refers to accounting principles generally accepted in the United States of America.

**Disclaimer**

Copies of this presentation are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this presentation must do so in a lawful manner. The potential transactions described in and distribution of this presentation may be restricted by law in certain jurisdictions. Persons who possess this presentation, any document or other information referred to herein, should inform themselves about, and observe, any such restrictions.

This presentation has been prepared for information purposes only. Neither the presentation nor anything contained herein shall form the basis of, or be relied upon in connection with, or act as an inducement to enter into, any investment activity. This presentation does not purport to contain all of the information that may be required to evaluate any investment decision in CMB.TECH or Golden Ocean or any of their securities and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever, including in connection with the proposed merger. This presentation is intended to present background information on CMB.TECH and Golden Ocean, their respective businesses and the industry in which they operate and is not intended to provide complete disclosure upon which an investment decision could be made. Additional information on CMB.TECH and Golden Ocean and factors, risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by forward-looking statements in this presentation can be found in each company's Form 20-F for the fiscal year ended December 31, 2024 and other filings with the SEC.

This presentation is not a recommendation in favor of the proposed merger described herein. In connection with the proposed merger, CMB.TECH intends to file with the SEC a registration statement on Form F–4 that will include a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH and Golden Ocean also plan to file other relevant documents with the SEC regarding the proposed merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other relevant documents that CMB.TECH and Golden Ocean file with the SEC at the SEC's website at www.sec.gov.

**Valuation disclaimer**

The Clarkson Valuations Limited market values were prepared at 28 March 2025 and are not a guide to the market values of the vessels at any other point in time. Market values in the shipping industry can be volatile. The valuation was provided on the basis of prompt charterfree delivery and where applicable on a with charter basis, as between a willing Buyer and willing Seller. No physical inspection or examination of the vessels' classification records was performed prior to the valuation and the vessels were assumed to be in good and seaworthy condition. The with charter valuations assumes that the respective charterers will perform all their charter obligations including as to payment of hire for the balance of the charterparty period described."

# Key Terms of the Proposed Merger

| | |
|---|---|
| Merger Structure | • Stock-for-stock merger with CMB.TECH being the surviving entity<br>• CMB.TECH and Golden Ocean shareholders to own approximately 70% and 30% (or 67% and 33% excluding treasury shares) of CMB.TECH post merger, respectively |
| Exchange Ratio | • Golden Ocean shareholders to receive 0.95 CMB.TECH shares per 1.00 share of Golden Ocean, basis $15.23 per share for CMBT and $14.49 per share for GOGL (i.e. same price as share purchase agreement between CMB.TECH and Hemen Holding Limited dated 4 March 2025)<br>• Subject to customary adjustments, including to reflect share buybacks, share issuances or dividend distributions that take place prior to closing of the merger |
| Leadership, Group Name & Headquarters | • Alexander Saverys to remain CEO of the combined company<br>• Operate as CMB.TECH NV<br>• Headquartered in Belgium with offices in Europe, North America, Africa, and Asia |
| Listings | • Listing on NYSE and Euronext Brussels<br>• CMB.TECH will pursue a secondary listing on Euronext Oslo Børs<br>• Combined market cap of c. $3.2 billion with sizeable free float of approximately 38.4% (excluding treasury shares) |
| Path to Close | • The parties aim to enter into definitive transaction agreements, including an agreement and plan of merger, in Q2 2025 and to complete the merger in Q3 2025. The proposed merger is subject to several customary conditions, including confirmatory due diligence, the negotiation and execution of definitive transaction agreements, applicable board approvals, regulatory approvals and third-party consents, Golden Ocean shareholder approval, and effectiveness of a registration statement on Form F-4 to be filed with the SEC |

NYSE

EURONEXT

OSLO BØRS

# Stock-for-Stock Merger

Golden Ocean VALUE

- On 4 March 2025, CMB.TECH NV announced that it had entered into a share purchase agreement with Hemen Holding Limited for the acquisition of 81,363,730 shares in Golden Ocean Group Limited at a price of 14.49 USD per share.
- Same will be used in calculation for the exchange ratio.

CMB.TECH VALUE [1]



$14.49 / share
Exchange ratio:
1 GOGL = 0.95 CMBT
$15.23 / share
3,196
2,383
394
795
610
14
39
136
1,426
8,992
6,212
178
2,958
Euronav FMV
Bocimar FMV
Delphis FMV
Bochem FMV
Windcat FMV
Workboats FMV
Contract backlog (MtM)
CMB.TECH Industry& Infra, Other
Participation GOGL
Enterprise Value
(-) Total net debt including debt, future CAPEX, cash like items
Net Working Capital
Total NAV

[1] Golden Ocean and CMB.TECH have each elected an independent broker. Fair Market Value (FMV): average of broker valuations of Fearnleys and Clarkson Valuations Limited basis 28/03/2025 (specific disclaimer on slide 3). CMB.TECH Industry & Infrastructure at cost. Participation GOGL 98,400,203 shares at $14.49 per share. Total net debt including debt, future CAPEX, and cash like items as per projected balance sheet 31/03/2025. CMB.TECH number of shares outstanding: 194,216,835.

# The Largest Listed Diversified Maritime Group



Market Cap in $bn (1)
3,31
3,21
2,07
1,79
1,62
1,60
1,59
1,58
1,56
1,50
1,42
1,42
1,34
1,04
1,03
0,96
0,67
0,52
0,37
0,34
0,22
0,11
FRONTLINE
CMB.TECH
+
HAFNIA
CMB.TECH
DHT
STAR BULK
SCORPIO
ZIM
TORM
GOLDEN OCEAN
danaos
TK | TEEKAY
SFL
seanergy
Pure Play Tankers
Diversified Shipping
Pure Play Dry-Bulk
Pure Play Container

**A large and liquid player**

**Large market capitalization**
among its peers [1]

**~$3.2 billion**
Market Cap

**~38.4%**
or
**~$1.2 bn**
Free float

[1] Non-limitative list of NYSE listed shipping companies – market cap NYSE close 21/04/2025 (source: investing.com)

# Modern Fleet at the Forefront of Decarbonisation

**~$11.1 billion**
Combined FMV [1]

**6.1 years**
Average fleet age

CMB.TECH + GOLDEN OCEAN

**162 + 91 = 253**
Vessels

**Mix of dual fuel fitted, dual fuel ready, and modern eco fleet:** addressing todays and tomorrows customers' emission and efficiency challenges

| DRY-BULK VESSELS | + OIL TANKERS | + CONTAINER VESSELS | + CHEMICAL TANKERS | + OFF-SHORE WIND | + PORT VESSELS & OTHER |
|---|---|---|---|---|---|
| **30 + 91 = 121** | **40** | **5** | **16** | **67** | **4** |
| **6.3** years Avg. age | **9.3** years Avg. age | **1** years Avg. age | **<1** years Avg. age | **<1** y Avg. CSOV<br>**9.8** y Avg. CTV | **<3.7** y Avg. age |
| **6.1** FMV $ bn | **3.3** FMV $ bn | **0.4** FMV $ bn | **0.8** FMV $ bn | **0.6** FMV $ bn | **0.02** FMV $ bn |
| Energy type: Conventional / Modern Eco 91, Ammonia (ready) 28, Dual-fuel hydrogen 2 | Energy type: Conventional / Modern Eco 35, Ammonia (ready) 5, Dual-fuel hydrogen 0 | Energy type: Conventional / Modern Eco 0, Ammonia (ready) 5, Dual-fuel hydrogen 0 | Energy type: Conventional / Modern Eco 0, Ammonia (ready) 16, Dual-fuel hydrogen 0 | Energy type: Conventional / Modern Eco 45, Ammonia (ready) 0, Dual-fuel hydrogen 22 | Energy type: Dual-fuel hydrogen 4 |

# number of vessels (CMB.TECH + Golden Ocean) | Conventional / Modern Eco | $NH_3$ Ammonia (ready) | Dual-fuel hydrogen ($H_2$)

[1] Fair Market Value (FMV): average of broker valuations of Fearnleys and Clarkson Valuations Limited (specific disclaimer on slide 3). Valuation GOGL 12/03/2025, and CMBT 28/03/2025. Market cap basis 25/03/2025.

# CMB.TECH Strategy Supported by Regulations

**Regulations: EU already in place, IMO 2028**

IMO GHG strategy

**MEPC 83** ✓

*2028*

Tier 2 deficit:
**\$380 per tonne of $CO_2$eq**
on a WtW basis

Tier 1 deficit:
**\$100 per tonne of $CO_2$eq**
on a WtW basis

EU Green Deal and EU Fit for 55

**EU ETS** ✓

*2024*

EU ETS 2024 average auction price of
**€ 65 per ton of $CO_2$**

**FuelEU** ✓

*2025*

**€ 2,400 per ton of VLSFO** equivalent exceeding the limit

1

CMB.TECH | GOLDEN OCEAN

**162 + 91 = 253**
Vessels

**CMB.TECH Strategy**

**Modern eco fleet, $NH_3$ dual fuel optionality & $NH_3$ dual fuel fitted fleet**

**$H_2$ dual fuel optionality & $H_2$ dual fuel fitted fleet**

Source: FuelEU Maritime EU Regulation 2023/1805, EU ETS for Shipping as per amendments to Directive 2003/87/EC, Marine Environment Protection Committee, 83rd session (MEPC 83)

# Geared Up for Resilient Performance Across the Shipping Cycles [1]

## Mix of spot and TC exposure

Exposed to different contract types balancing spot market income with predictable long-term cashflows (extensive contract backlog of ~$3 bn [3])

| 2025 [1] | 2026 | 2027 |
| --- | --- | --- |



TC days
12.5%
87.5%
Spot days
11.8%
88.2%
11.6%
88.4%

| 2025 [1] | 2026 | 2027 |
| --- | --- | --- |
| 55,874 days | 62,431 days | 65,856 days |

## End-markets diversification

Exposure to diversified and attractive end-markets across various shipping sectors (dry bulk, crude oil, containers, chemicals and off-shore wind)



~11.1 $billion
Combined FMV
EURONAV
29,2%
54,4%
BOCIMAR
7,3%
BOCHEM
5,5%
WINDCAT
0,2%
3,4%
DELPHIS

## Blue chip clients

Proven track record with blue-chip clients [2]

TRAFIGURA, EXXON, Fortescue, VALERO, VATTENFALL, CMA CGM, RWE, Vestas, REPSOL SINOPEC, SAIPEM, MOL, Qatar Petroleum, GE, Stolt-Nielsen Limited

[1] 2025 Golden Ocean & CMB.TECH combined for full year 2025. All data is proforma for the two companies combined.
[2] Non-limitative list of clients. These firms have not consented to the use of their names in this presentation, nor have they endorsed the transaction or made any recommendations relating thereto.
[3] Contract backlog as of March 31 2025 including subsequent acquisitions, fully owned vessels, and 100% of our JV owned 210,000 dwt Newcastlemax bulk carriers. The contract backlog excludes charterers' extension options and purchase/cancellation options (if applicable).

# Leveraging an Anchor Shareholder with Deep Roots in Shipping

CMB

**1895**
Compagnie Belge Maritime du Congo

**104**
Years listed on the Brussels stock exchange

**~$19.0/s**
Dividends 2002 – 2015
~ $803.7 million

**~62.5%**
2002 – 2015
dividend payout ratio[1]

**>100**
Historic Capesize vessels owned and/or operated

CMB.TECH EURONAV

**2004**
Euronav demerges from CMB
(Listing 2004 Euronext Brussels, 2015 NYSE)

**21**
Years listed on the Brussels stock exchange

**~$20.8/s**
Dividends 2004 – 2025
~ $ 2.0 billion

**~45.0%**
2004 – 2025
dividend payout ratio[1]

**>100**
Historic Crude Tanker vessels owned and/or operated

[1] Pay-out ratio: proportion of earnings a company pays to its shareholders in the form of dividends. Source: own calculations.

# Attractive Combined Financial Profile[1]

**FY 2024**

| *In $m, unless otherwise stated* | CMB.TECH | GOLDEN OCEAN | PRO FORMA |
|---|---|---|---|
| **Revenue** | 940 | 776 | 1,716 |
| **EBITDA excl. capital gain** | 515<br>*55% margin* | 429<br>*55% margin* | 944<br>*55% margin* |
| **Net leverage** | 54.9%[2] | 37.7%[2] | 49.3% |
| **Liquidity** | 344[3] | 279[3] | 623 |
| **Dividends** | $5.72 per share | $1.05 per share | $6.77 per share |

[1] Revenue, EBITDA, Liquidity, and Dividends based on published FY 2024 numbers. Liquidity based on management numbers
[2] Loan-to-value: based on valuations from brokers and debt on bank and lease financings, excluding SFL Corporation Ltd. leases (basis 31/12/2024)
[3] Includes undrawn available revolving credit facilities and commercial paper, and excludes restricted cash (basis 31/12/2024)

# A Leading Diversified Maritime Group

1. The largest listed diversified maritime group with close to 40% free float
2. More than 250 modern vessels at the forefront of decarbonisation with a mix of dual fuel fitted, dual fuel ready and modern eco ships
3. Geared up for resilient performance across the shipping cycles with the ability to seize meaningful opportunities
4. Leveraging an anchor shareholder with more than 130 years of experience in shipping
5. A combination of CMB.TECH and Golden Ocean results in an attractive financial profile with close to $1 billion EBITDA excl. capital gain (in 2024)

**Compelling value creation opportunity for all stakeholders**